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                            June 1, 2022

       James A. J. Nickolas
       Senior Vice President and Chief Financial Officer
       Martin Marietta Materials Inc.
       2710 Wycliff Road
       Raleigh, North Carolina

                                                        Re: MARTIN MARIETTA
MATERIALS INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-12744

       Dear Mr. Nickolas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Properties, page 27

   1. We note your disclosure of resources and reserves as values based on your average selling price per ton. Please
restate your resources and reserves as tonnages to align with your definitions and the
definitions at Item 1300 of Regulation S-K.
   2. We note your resource and reserve disclosure does not include the price used to determine your economic resources
and reserves. See footnote to Table 1 & 2 to Item 1303(b)(3) of
                                                        Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James A. J. Nickolas
Martin Marietta Materials Inc.
June 1, 2022
Page 2

      You may contact Ken Schuler, Mine Engineer, at (202) 551 - 3718 or Craig Arakawa, Accounting Branch Chief, at (202) 551 - 3650 with any questions.



FirstName LastNameJames A. J. Nickolas                  Sincerely,
Comapany NameMartin Marietta Materials Inc.
                                                        Division of Corporation
Finance
June 1, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName